RECEIVED
2005 JAN 24 A 10:45



Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

12th January, 2005.

Attn: Filing Desk - Stop 1-4

SUPPL




05005322

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 7th January 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 12th January 2005, confirming that HBOS plc has increased its interests in EMI Group plc Ordinary Shares of 14p each and, as at 11th January 2005, held 33,617,292 shares, being 4.257% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
JAN 26 2005
THOMSON FINANCIAL

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 05/03

Company Announcements Office,
London Stock Exchange.

12th January, 2005.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by HBOS plc, in a letter dated and received by fax after the close of business on 11th January 2005, that HBOS plc and its subsidiaries have increased their interest in EMI Group plc Ordinary Shares of 14p each and, as at 11th January 2005, held 33,617,292 shares, being 4.257% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary